UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 17)*

               ROCHESTER & PITTSBURGH COAL COMPANY
                        (Name of Issuer)

                   Common Stock, no par value
                 (Title of Class of Securities)

                           771 333 101
                         (CUSIP Number)

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        December 31, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required to the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


CUSIP No.  717 333 101

1.   Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

          O'Donnell Iselin II
          ###-##-####

2.   Check the appropriate box if a member of a group*     (a)/ /
                                                           (b)/x/


3.   SEC Use Only



4.   Source of Funds*

          Not applicable because no shares were acquired.

5.   Check box if disclosure of legal proceedings is required
     pursuant to items 2(d) or 2(E)                           / /



6.   Citizenship or place of organization

          United States of America


7. Number of shares beneficially owned by each reporting person with sole voting power

            20,552 shares


8. Number of shares beneficially owned by each reporting person with shared voting power

           888,498 shares

9. Number of shares beneficially owned by each reporting person with sole dispositive power

            20,552 shares

10. Number of shares beneficially owned by each reporting person with shared dispositive power

           888,498 shares

11.  Aggregate amount beneficially owned by each reporting person

           909,050 shares

12. Check box if the aggregate amount in row (11) excludes certain shares*

           26.4%

13.  Percent of class represented by amount in row (11)

           IN

14.  Type of reporting person*




              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D



Item 1.   Security and Issuer.

          This Schedule 13D relates to the Common Stock, no par value, of Rochester & Pittsburgh Coal Company (the "Issuer").
The address of the Issuer's principal offices is 655 Church
Street, Indiana, Pennsylvania, 15701.



Item 2.   Identity and Background.

          (a) The name of the person filing this Schedule 13D is O'Donnell Iselin II.

          (b)  The residence address of Mr. Iselin is 654 Alma
Real, Pacific Palisades, CA, 90272.

          (c)  Mr. Iselin is employed by Hughes Electronics
Corporation as Manager, Finance Staff.  His business address is
P. O. Box 45066, Building C1, MS B115, Los Angeles, CA, 90045-
0066.

          (d) During the last five years, Mr. Iselin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


          (e) During the last five years, Mr. Iselin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Iselin was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          (f)  Mr. Iselin is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable because Mr. Iselin has not purchased any shares. This Amendment is voluntarily filed to reflect a change in the percentage of ownership based solely upon the aggregate number of shares outstanding at December 31, 1997.

Item 4.   Purpose of Transaction.

          Mr. Iselin is filing this Schedule 13D because he has become a trustee of certain trusts that hold the shares which are the subject of this filing and therefore might be deemed to be the beneficial owner of such shares under the rules of the Securities and Exchange Commission. No new acquisition of the Issuer's shares has been made by Mr. Iselin or by any of the trusts for which he has become trustee.

          Mr. Iselin has no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) Any material change in the present capitalization or dividend policy of the Issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

          (f) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

          (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Act; or

          (i) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) As of the date hereof, Mr. Iselin might be deemed to have beneficial ownership of 909,050 shares, or 26.4%, of the Issuer's outstanding shares of Common Stock.

          (b)  As of the date hereof, Mr. Iselin has

               (i) sole power to vote or to direct the vote of 20,552 shares;

              (ii) shared power to vote or to direct the vote of 888,498 shares;

             (iii)  sole power to dispose or to direct the
                    disposition of 20,552 shares; and

              (iv) shared power to dispose or to direct the disposition of 888,498 shares.

          (c) Mr. Iselin has not effected any transactions in the Issuer's Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.



Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          None.


Item 7.   Material to be Filed as Exhibits.

          None.

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 1998

Signature:  O'DONNELL ISELIN II
            O'Donnell Iselin II

Title:  Not applicable.